Exhibit 99.1

Luckin Coffee Announces Closing of Investment Agreement with Centurium Capital

BEIJING, December 1, 2021 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (in Provisional Liquidation) (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced that it has closed its previously announced investment agreement with an affiliate of Centurium Capital (“Centurium Capital”), as the lead investor.

The Company issued and sold a total of 295,384,615 senior convertible preferred shares to Centurium Capital through a private placement, with aggregate gross proceeds of approximately US$240 million. The investment by Centurium Capital enables Luckin Coffee to focus on the continued expansion of its core coffee business, execution of its business plan and achievement of its long-term growth targets.

Luckin Coffee intends to use the investment proceeds to facilitate its proposed offshore restructuring, including (i) funding the settlement of In re Luckin Coffee Inc. Securities Litigation, Case No.1:20-cv-01293-JPC-JLC (SDNY) (the “Class Action”) pursuant to the terms of the Stipulation and Agreement of Settlement, which has been preliminarily approved by the U.S. District Court overseeing the Class Action, (ii) payments to the holders of its $460 million 0.75% Convertible Senior Notes due 2025 pursuant to the scheme of arrangement Luckin Coffee previously announced and (iii) other offshore restructuring expenses.

Luckin Coffee has made separate arrangements with Joy Capital to close its portion of the investment agreement, totaling approximately US$10 million in senior preferred shares. Both Centurium and Joy Capital are leading private equity investment firms in China and current shareholders of Luckin Coffee.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including Joint Provisional Liquidators. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings, investigations in connection with Luckin Coffee; the outcome and effect of the ongoing restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the timing of the completion or outcome of the audit of Luckin Coffee’s financial statements; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; PRC governmental policies and regulations relating to Luckin Coffee’s industry; the potential effects of COVID-19; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee

Luckin Coffee (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its vision to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

About Centurium Capital

Centurium Capital is a leading private equity investment firm in China. With best-in-class domain knowledge and sector resources, Centurium Capital primarily focuses on investing into China’s consumer, business services and healthcare sectors.

About Joy Capital

Joy Capital is a leading private equity firm in China with a focus on opportunities in TMT and innovative consumption sectors. Joy Capital identifies and partners with forward-looking enterprises that provide unique technologies and solutions to create real impact and value.

Investor and Media Contacts

Investor Relations:

Luckin Coffee IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee PR

Email: pr@luckincoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449

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